

U.S. Securities and Exchange Commission
Division of Investment Management

March 22, 2024

<u>Via Email</u>

Steven Grigoriou
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, D.C. 20001
steven.grigoriou@stblaw.com

      Re: Blackstone Private Credit Fund
              Registration Statement on Form N-2
              File No. 333-264426

Dear Mr. Grigoriou:

On August 25, 2023, Blackstone Private Credit Fund (the "Fund") filed Pre-Effective Amendment No. 5 ("Amendment No. 5") and correspondence to the above-referenced registration statement on Form N-2. We reviewed Amendment No. 5 and provided our comments on September 20, 2024. In connection with the Fund's submission of draft correspondence and Pre-Effective Amendment No. 6 ("Amendment No. 6"), we have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

1.   With respect to disclosure in the "Risk Factors" section, under the sub-sections titled, "Risks Related to Our Investments –Risk Retention Vehicles,"

    a. Please explain how affiliated Risk Retention Vehicles co-invest with the Fund pursuant to the Fund's co-investment exemptive relief.

    b. Please revise the disclosure in this section using plain English.

    c. Please explain the role of Risk Retention Vehicles deemed to be controlled by the Adviser or its affiliates. Please provide an analysis of whether the structure of the Risk Retention Vehicles constitutes a joint enterprise or joint arrangement under the meaning of rule 17d-1 under the Investment Company Act of 1940 ("1940 Act").

2.   With respect to the disclosure in the "Potential Conflicts of Interest" section, under the sub-section titled, "Holding Entities and Tracking Interests,"

a. Please provide a thorough analysis of the Fund's use of Holding Entities, as described in your draft response, under sections 17 and 57 of the 1940 Act. In such response, please also analyze the payments made by the Fund referenced in part (b) of your draft response.

b. Please provide a full analysis of how "holding entities formed in connection with an investment by the Fund" are viewed as the "co-investment that is made under the relief." For example, when the Fund and each co-investing vehicle "freely transfer its interest in the holding entity," how is this effected consistent with the Fund's co-investment relief?

c. How are determinations made to "divid[e] and allocate[ ]" investments among the Company and Other Clients in holding entities?

d. Please explain how the Company is "deemed to hold its investment … separately from, and not jointly with, such Other Clients" when holding investments through Holding Entities in which Other Clients also hold investments.

3. With respect to the disclosure in the "Potential Conflicts of Interest" section, under the sub-section titled, "Investment Alongside Regulated Funds,"

a. Please avoid long sentences, and revise this section using plain English.

b. Please explain to us how the disclosure as revised in response to Comment 14(c) is consistent with the Adviser's fiduciary duties and its responsibilities under applicable law and the co-invest order.

4. With respect to the disclosure in the "Potential Conflicts of Interest" section, under the sub-section titled, "CoreTrust," your draft response states that "it is possible that [Company controlled] portfolio companies or joint ventures could become CoreTrust members in the future or the [Company] could become a controlling equity owner of a company that already is a CoreTrust member." Since it appears to be possible that the Company or an entity controlled by the Company may be a CoreTrust member and receive services from CoreTrust,

a. Please explain the structure and operation of CoreTrust in more detail. For example:

   i. Is CoreTrust a partnership, corporation, limited liability company, or other type of legal entity?

   ii. Are the Blackstone private equity funds and related entities that acquired a majority interest in CoreTrust also members of CoreTrust that receive purchasing services from CoreTrust?

   iii. Does each owner of CoreTrust have an equal ownership interest in CoreTrust?

   iv. How does a company become a member of CoreTrust?

   v. Is there a contractual arrangement or agreement among the members of CoreTrust or just between each member and CoreTrust?

   vi. The registration statement states that "[g]enerally, CoreTrust generates revenue from vendors based on a percentage of the amount of products or services purchased by its member companies and benefit plans maintained by its member companies." Your draft comment response letter states that "CoreTrust members . . . do not pay CoreTrust any compensation to utilize these group purchasing services.". Does this arrangement create conflicts of interest (e.g., CoreTrust would appear to make more money if more money is paid for products or services by the members, which would appear to create an incentive for CoreTrust to pay more for products and services than such products or services might otherwise be worth; would CoreTrust make more money if certain vendors are used, or does CoreTrust only utilize vendors that have entered into an agreement with CoreTrust, which would create an incentive/requirement for CoreTrust to use such vendors notwithstanding the availability of other lower cost vendors)? How are these conflicts resolved?

    vii.   What type of items are purchased through CoreTrust?

    viii.   Your draft comment response letter states that "CoreTrust members do not purchase anything directly from CoreTrust." Does this mean that members pay the vendors directly and receive purchased items directly from vendors? Does CoreTrust aggregate orders from members together? How are items aggregated among members if the order cannot be completely filled?

b. In light of the structure and operation of CoreTrust,

    i.   Please explain to us why you believe that this is not a joint enterprise or other joint arrangement within the meaning of rule 17d-1 between CoreTrust and its members (including the Company and/or any controlled affiliate) or among the members of CoreTrust (including among the Company and/or a controlled company and other affiliates of the Company). In this regard, please also consider the applicability of section 48(a).

    ii.   The draft response states that "for portfolio companies or joint ventures that the [Company] may be able to cause to engage a service provider that is an affiliate, including CoreTrust, the [Company]'s Board of Trustees will be asked to approve any agreement between any such service provider and any company controlled by the [Company], and will *generally* act in accordance with and be provided information regarding each of the enumerated factors in the *Flex-Fund SEC No-Action Letter* (pub. avail. Oct. 23, 1985)" (emphasis added).

        a) Do CoreTrust and other Company affiliates intend to rely on the Flex-Fund No-Action Letter with respect to the arrangement with the Company? If so, please explain why you believe that they can do that. In doing so, please describe any differences between the Flex-Fund No-Action Letter (or typical service provider arrangement) and the arrangement with CoreTrust (e.g., aggregating orders from affiliates, generating revenue based on a percentage of the amount of products or services purchased, potential revenue sharing) and why you believe that they can still rely on the letter despite such differences.

c. Applying the comments provided in paragraph (b), above, please provide a similar analysis for the other arrangements described under "Group Procurement; Discounts."

d. To the extent that CoreTrust is providing group purchasing services to the Company and/or to persons controlled by the Company, please explain why you believe that CoreTrust is not an affiliate acting as an agent of the Company and/or controlled company and subject to the prohibitions of section 57(k)(1)?

5.   With respect to the disclosure in the "Warehousing Transaction" section, after the disclosure related to the termination of the warehousing Facility Agreement, please insert the following: "We note that the SEC Staff takes the view that we may not rely on the exemptive order from the SEC that permits us to co-invest with certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates with respect to the acquisition of the Portfolio Investments from the Financing Provider under the Facility Agreement."

*   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-5166.

Sincerely,

/s/ Lisa N. Larkin
Lisa N. Larkin
Senior Counsel

cc:
    Simpson Thacher & Bartlett LLP
        Rajib Chanda
        Benjamin Wells
        Christopher Healey
        Jonathan Pacheco
        Patrick Hall

    Division of Investment Management, U.S. Securities & Exchange Commission
        Terri Jordan, Branch Chief
        David Joire, Senior Special Counsel
        Nadya Roytblat, Assistant Director
        Lauren Hamilton, Staff Accountant
        Ryan Sutcliffe, Branch Chief
        Christian Sandoe, Assistant Director